Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.	Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Peter Anastasiou
Date of Last Notice:	21 August 2020

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	a) Indirect b) Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	13 November 2020
No. of securities held prior to change
		Shares	Options
	Direct	-	-
	Indirect	11,778,269*	14,400*
	Total	11,778,269	14,400
* Securities include American Depository Securities (ADSs) and Warrants.
Class	a) Fully paid ordinary shares b) Unlisted options exercisable at A$0.12 per option, expire on 14 April 2024.
Number acquired
		Shares	Options
	Direct	-	b) 1,800,000
	Indirect	a) 468,750	-
	Total	468,750	1,800,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) A$0.08 per share. b) Non-cash, as per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
No. of securities held after change
		Shares	Options
	Direct	-	1,800,000
	Indirect	12,247,019*	14,400*
	Total	12,247,019	1,814,400
	* Securities include American Depository Securities (ADSs) and Warrants.
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

a) As per resolutions 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

b) As per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.	Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Roger Aston
Date of Last Notice:	23 June 2020

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	13 November 2020
No. of securities held prior to change
		Shares	Options
	Direct	807,876*	-
	Indirect	-	-
	Total	807,876	-
* Securities include American Depository Securities (ADSs).
Class	a) Fully paid ordinary shares b) Unlisted options exercisable at A$0.12 per option, expire on 14 April 2024.
Number acquired
		Shares	Options
	Direct	a) 712,500	b) 1,800,000
	Indirect	-	-
	Total	712,500	1,800,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) A$0.08 per share. b) Non-cash, as per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
No. of securities held after change
		Shares	Options
	Direct	1,520,376*	1,800,000
	Indirect	-	-
	Total	1,520,376	1,800,000
	* Securities include American Depository Securities (ADSs).
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

a) As per resolutions 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

b) As per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.	Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Stephen Anastasiou
Date of Last Notice:	21 August 2020

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	13 November 2020
No. of securities held prior to change
		Shares	Options
	Direct	-	-
	Indirect	4,413,638*	1,308,280*
	Total	4,413,638	1,308,280
* Securities include American Depository Securities (ADSs) and Warrants.
Class	a) Fully paid ordinary shares b) Unlisted options exercisable at A$0.12 per option, expire on 14 April 2024.
Number acquired
		Shares	Options
	Direct	a) 468,750	b) 1,800,000
	Indirect	-	-
	Total	468,750	1,800,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) A$0.08 per share. b) Non-cash, as per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
No. of securities held after change
		Shares	Options
	Direct	468,750	1,800,000
	Indirect	4,413,638*	1,308,280*
	Total	4,882,388	3,108,280
	* Securities include American Depository Securities (ADSs) and Warrants.
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

a) As per resolutions 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

b) As per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.	Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Daniel Pollock
Date of Last Notice:	23 June 2020

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	a, b & d) Direct c) Restructure of direct and indirect holdings
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	13 November 2020
No. of securities held prior to change
		Shares	Options
	Direct	204,280*	-
	Indirect	145,000	-
	Total	349,280	-
	* Securities include American Depository Securities (ADSs).
Class	a, c & d) Fully paid ordinary shares. b) Unlisted options exercisable at A$0.12 per option, expire on 14 April 2024.
Number acquired
		Shares	Options
	Direct	a) 618,750	b) 1,800,000
	Indirect	c) 29,480	-
	Total	618,750	1,800,000

Number disposed
		Shares	Options
	Direct	c) 29,480 d) 100,000	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

a) A$0.08 per share.
b) Non-cash, as per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
c) Non-cash, see ‘nature of change’ below.
d) A$0.27 per share.

No. of securities held after change
		Shares	Options
	Direct	693,550*	1,800,000
	Indirect	174,480	-
	Total	868,030	1,800,000
	* Securities include American Depository Securities (ADSs).
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

a) As per resolutions 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
b) As per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
c) Restructure of holdings (Off-market trade).
d) On-market trade.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.	Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ravi Savarirayan
Date of Last Notice:	3 July 2017

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	a) Indirect b) Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	13 November 2020
No. of securities held prior to change
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Class	a) Fully paid ordinary shares b) Unlisted options exercisable at A$0.12 per option, expire on 14 April 2024.
Number acquired
		Shares	Options
	Direct	-	b) 1,800,000
	Indirect	a) 468,750	-
	Total	468,750	1,800,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) A$0.08 per share. b) Non-cash, as per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.
No. of securities held after change
		Shares	Options
	Direct	-	1,800,000
	Indirect	468,750	-
	Total	468,750	1,800,000

Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

a) As per resolutions 6A to 6E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

b) As per resolutions 7A to 7E approved by shareholders at the Annual General Meeting of the Company held on 29th October 2020.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

The CFO Solution

+ See chapter 19 for defined terms. 01/01/2011
Appendix 3Y Page 2